February 22, 2018

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Barbara C. Jacobs

Re:                             Carbon Black, Inc.

Draft Registration Statement on Form S-1

Submitted January 11, 2018

File No. 377-01883

Dear Ms. Jacobs:

This letter is confidentially submitted on behalf of Carbon Black, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted on January 11, 2018 (the “Draft Registration Statement”), as set forth in your letter dated February 7, 2018 addressed to Patrick Morley, Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement on Form S-1 (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Prospectus Summary

Carbon Black, Inc., page 1

1.                                      Please clarify the extent to which you have penetrated the adjacent security markets you describe in this paragraph.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 94 of Amendment No. 1.

Risk Factors

Risks Related to Our Business and Industry

Organizations have been and may continue to be reluctant…, page 26

2.                                      Please provide examples of the types of industries that are reluctant to use cloud solutions for cyber security.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 26 of Amendment No. 1.

In deploying our cloud-based SaaS products…, page 28

3.                                      You outsource substantially all of the infrastructure relating to your cloud offerings to AWS. Please file your agreement with AWS as an exhibit under Item 601(b)(10) of Regulation S-K, or explain why you are not substantially dependent on such an agreement.

RESPONSE:     The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has reviewed its arrangements and relationship with Amazon Web Services (“AWS”), and, based on that review, believes that it is not required to file its agreement with AWS (the “AWS Agreement”) as a material contract. AWS provides the Company with computing and storage capacity. The type of service provided by AWS is generally referred to as “Infrastructure as a Service” (“IaaS”). IaaS is part of a broad information technology infrastructure market segment that provides traditional hosting, co-location and managed services to a wide range of businesses, with the main distinction between an IaaS solution and traditional information technology infrastructure being only that IaaS is often not dedicated to a specific set of physical elements (e.g., data centers, servers, routers, software and network components). While AWS is a leading provider of cloud-based storage solutions, other companies provide comparable offerings (both cloud-based and traditional options), including companies with resources that are substantially similar to AWS’s, such as Microsoft, AT&T Global Services, Hewlett Packard and Google.

In light of the foregoing, the Company believes that several other companies could provide the Company with services that are substantially similar to those it receives from AWS, at a cost to the Company that is comparable to, or not materially higher than, the cost incurred with AWS.

As disclosed on page 29 of Amendment No. 1, pursuant to the AWS Agreement, AWS must provide the Company with two years’ advance notice prior to terminating the AWS Agreement without cause, and the AWS Agreement has no specified expiration date. If the Company were to receive notice from AWS of its intent to terminate the AWS Agreement without cause, the Company believes that, while a transition of all traffic and data currently hosted by AWS to the Company’s data centers and alternative hosting providers could potentially be disruptive, it would not cause substantial harm to the Company’s business or results of operations. For the foregoing reasons, the Company does not believe that its business is substantially dependent on the AWS Agreement, and therefore, the Company is not required to file the AWS Agreement as an exhibit to the Draft Registration Statement under Item 601(b)(10) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 62

4.                                      We note that a substantial majority of your customers purchase your solutions under a subscription agreement. Please disclose the percentage of your customers that purchase your solutions under a subscription agreement with a term of one or three years for each of the financial periods presented.

RESPONSE:      The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 63 of Amendment No. 1.

Results of Operations, page 70

5.                                      You disclose on page 62 that in recent periods, you have focused on satisfying the increasing demand for cloud-based software and intend to continue to expand your cloud-based product offerings. We also note on page 63 that you released a cloud-based version of Cb Response in August 2015 and started offering Cb Defense in June 2016. Please revise to disclose the percentage or amount of revenue generated from your cloud-based product offerings during each of the periods presented, or advise why such disclosure is not warranted. Refer to Section III.B of SEC Interpretive Release No. 33-8350.

RESPONSE:   The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 63 of Amendment No. 1 to include the percentage of the Company’s total revenue generated by sales of the Company’s cloud-based solutions in each of the three years presented.

6.                                      Please quantify the increases in your revenue in 2016 attributable to additional sales to existing customers and sales to new customers, respectively. In addition, revise your disclosure to quantify the contributions of your Cb Response and Cb Protection products, respectively, to the increase in revenue in 2016. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Interpretive Release No. 33-8350.

RESPONSE:   The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 72 of Amendment No. 1 to quantify the increase in the Company’s revenue attributable to additional sales to existing customers and sales to new customers.

Further, the Company respectfully advises the Staff that it could not revise its disclosure to quantify the increases in total revenue from 2015 to 2016 attributable to each of its Cb Response and Cb Protection products due to the fact that many customers purchase both products together at a bundled price. The Company does not have the system capabilities, and is not required under applicable accounting standards (due to circumstances described in the revenue recognition policy disclosures in Amendment No. 1), to allocate arrangement consideration among the software products as the entire arrangement fee for these arrangements is typically recognized ratably over the longest service period of any deliverable in the arrangement, which is generally the support term, beginning once all services in the arrangement have commenced, after delivery of the software. Due to the fact that this allocation of arrangement consideration based on relative selling price has not been performed for these arrangements, the Company is unable to accurately quantify the increases in total revenue attributable to each of its Cb Response and Cb Protection products.

Key Factors Affecting Our Performance, page 64

7.                                      Please disclose the number of direct sale customers and customers with one or more subscriptions to your platform through channel partners for each of the periods presented.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 65 of Amendment No. 1.

Business

Case Studies, page 96

8.                                      Please explain how you compiled these case studies, why you selected the profiled clients, and how these clients provide a meaningful representation of your user base. Also, disclose the time periods covered by the case studies, as well as any limitations in using these individual case studies.

RESPONSE:    The Company respectfully advises the Staff that it compiled these studies in collaboration with each applicable customer, based on the customer’s input. In addition, the Company advises the Staff that representatives of each applicable customer have reviewed the studies, concur with the facts and conclusions contained therein and approved their inclusion in the Draft Registration Statement. The customer case studies selected for inclusion in the Draft Registration Statement were designed to illustrate the diversity of industries utilizing, as well as the broad range of use cases for, the Company’s products. Although the case studies are not exhaustive, they provide a representative sample of how several of the Company’s significant customers utilize the Company’s products and illustrate the associated benefits that they experience.

In response to the second part of the Staff’s comment, the Company has revised the disclosure on pages 107 and 108 of Amendment No. 1 to disclose the time periods covered by each case study. The Company further respectfully submits that it does not believe there are any material limitations in using the case studies.

Customers, page 105

9.                                      Please identify Optiv Security, Inc. as a customer that accounted for 35% and 31% of your revenue for the years ended December 31, 2015 and 2016, respectively, as you state on page 108. Refer to Item 101(c)(1)(vii) of Regulation S-K.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 107 of Amendment No. 1 to disclose that its channel partner Optiv Security, Inc. (“Optiv”) accounted for 35% and 31% of its revenue for the years ended December 31, 2015 and 2016, respectively.

Further, the Company respectfully advises the Staff that it utilizes channel partners, including

Optiv, to expand its market reach as is discussed on page 110 of Amendment No. 1. The Company maintains an open distribution model in which distributors and resellers work together on a non-exclusive basis to market the Company’s products, identify and close sales opportunities, and provide services to the Company’s customers. The Company does not believe that its business is substantially dependent on Optiv or any other individual channel partner because the Company could readily market, make sales and provide services to such customers directly or through other channel partners were it to lose any channel partner, including Optiv.  Accordingly, the Company supplementally advises the Staff that it believes that these ordinary course channel partner agreements, such as the one with Optiv, are not material contracts within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 3. Business Combinations

Confer Technologies, Inc., page F-24

10.                               Please describe your process for ensuring that each acquired intangible asset in your acquisition of Confer was properly identified. For example, tell us what consideration you gave to allocating any of the purchase consideration to intangible assets that result from or are to be used in research and development activities under ASC 805. In this regard, we note that Confer incurred research and development expenses and the acquisition was intended to strengthen your endpoint-security platform and allow you to offer a product specifically targeted at a significant customer segment that exhibited demand for a lightweight, next-generation antivirus solution.

RESPONSE:  The Company respectfully advises the Staff that the Company applied the guidance in ASC 805, Business Combinations (“ASC 805”), for purposes of identifying the intangible assets in the acquisition of Confer. ASC 805 states that the acquirer shall recognize separately from goodwill the identifiable intangible assets acquired in a business combination. ASC 805-20 further states that an asset is identifiable if it meets either of the following criteria:

a.              It is separable, that is capable of being separate or divided from the entity and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability, regardless of whether the entity intends to do so.

b.              It arises from contractual or other legal rights, regardless of whether those rights are transferrable or separable from the entity or from other rights and obligations.

The primary purpose of the acquisition was to acquire Confer Technologies, Inc.’s (“Confer”) cloud-based, next-generation antivirus solution. As of the date of the acquisition, Confer’s solution was commercially available and Confer had approximately 50 customers. Confer also had approximately 50 employees, mostly made up of software engineers and sales personnel.

As part of its accounting for the business combination in accordance with ASC 805, the Company performed procedures to identify the acquired intangible assets, several of which are outlined below. Most notably, Company personnel conducted interviews of and reviews with Confer software engineers and product management personnel to understand the Confer solution’s architecture, capabilities and features. These reviews included identifying any patented or unpatented technology. The Company’s intangible asset identification procedures also included review of Confer’s legal contracts, including customer agreements, as well as Confer’s financial records from inception through the date of the acquisition, including its audited financial statements as of December 31, 2015.

As a result of these procedures and in accordance with the criteria under ASC 805 outlined above, the following intangible assets were identified: developed technology, customer relationships, a trade name and non-competition agreements with certain employees. The Company allocated a portion of the purchase consideration to developed technology and customer relationships based on their fair values on the acquisition date. The Confer trade name was not assigned any value in the purchase price allocation because its use was discontinued after the acquisition and the Confer solution was renamed Cb Defense. In addition, no purchase consideration was allocated to the non-competition agreements with certain employees because they were determined to have no value as the consideration for the transaction was composed solely of equity shares in the post-combination company and the same employees were scheduled to receive considerable cash retention bonuses to remain with the Company subsequent to the acquisition date.

Further, the Company considered whether any intangible assets used in Confer’s research and development activities, which is also commonly referred to as in-process research and development, were acquired in the Confer acquisition. As noted above, at the time of the acquisition, the Confer solution was commercially available and the Company had approximately 50 customers. As the Confer solution was already being sold prior to the acquisition, the Company determined that the Confer solution represented an acquired intangible asset resulting from, rather than used in, research and development activities (i.e., the developed technology intangible asset). In addition, the Company reviewed whether Confer had any in-process research and development projects that were substantive but incomplete at the time of the acquisition and determined there were none. The Confer solution had been commercially available for a limited time, and at the time of the acquisition, Confer was focused on correcting software bugs and was not developing meaningful upgrades or enhancements that would extend the life or significantly increase the marketability of its solution.

Finally, the Company considered whether Confer had any licensing or royalty agreements that could be identified as an intangible asset, but none were noted during the Company’s review of Confer’s contractual agreements.

General

11.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

12.                               Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

RESPONSE:  The Company respectfully advises the Staff that it will supplementally provide the Staff with all graphics or artwork that the Company intends to use in the prospectus.

13.                               Please disclose the source of the following assertions in your prospectus:

•                  you are a leading provider of next-generation endpoint security solutions (pages 1, 62, and 92);

•                  you have a strong innovative technology leadership in multiple endpoint security categories (pages 2, 62 and 92);

•                  your flagship solutions are technology leaders (pages 2 and 92); and

•                  your adjacent addressable markets expand your market opportunity to $19 billion (pages 2 and 92).

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 93 and 94 of Amendment No. 1 in response to the Staff’s comment.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1751.

Sincerely,

/s/ Jared J. Fine, Esq.
Jared J. Fine, Esq.

cc:                                Patrick Morley, Carbon Black, Inc.

Eric Pyenson, Esq., Carbon Black, Inc.

Kenneth J. Gordon, Goodwin Procter LLP